SONS OF GWALIA LTD
ABN 46 008 994 287

02 MAR 27 AM 8:41

GWALIA

FILE NBR 82-1039

PKL:KS:02.111
8 March 2002

02028018

Mr Samuel Wolff
Special Counsel
Securities & Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Washington DC, 20549
U.S.A.

SUPPL

Dear Sir

In accordance with Rule 12g3-2(b) of the Securities Exchange Act, we enclose herewith the following, which have been released to the Australian Stock Exchange:

- Letter Announcement re an amendment to the media release issued on 7 March 2002.
- Updated Media Release: "Greenbushes Tantalum Expansion Opened" dated 7 March 2002.

Yours faithfully

for PETER LALOR
EXECUTIVE CHAIRMAN

PROCESSED
APR 10 2002
THOMSON
FINANCIAL

cc: Jo Ann R Ward
Citibank NA
New York

dlw 3/29

Encl

16 Parliament Place, PMB 16, West Perth, Western Australia 6872
Tel (61-8) 9263 5555 Fax (61-8) 9481 1271
E-Mail: gwalia@sog.com.au
www.sog.com.au

SONS OF GWALIA LTD
ACN 008 994 287

GWALIA

STP:EF:02.110
8 March 2002

BY FACSIMILE TO 1300 300 021 **FOUR PAGES**

Company Announcements Office
Australian Stock Exchange Limited
10th Floor
20 Bond Street
SYDNEY NSW 2000

Dear Sirs

**RE: MEDIA RELEASE ISSUED 7 MARCH 2001
"GREENBUSHES TANTALUM EXPANSION OPENED"**

Unfortunately, there was a typographical error in our media release issued yesterday.

On page two, in the second paragraph, the figure should read "US$130 million" not "US$30 million" as was stated yesterday.

A corrected copy of the media release follows. Would you please record this amendment. We apologise for the inconvenience caused.

Yours faithfully

STEPHEN PEARCE
COMPANY SECRETARY

16 Parliament Place, PMB 16, West Perth, Western Australia 6872
Tel: (61-8)9263 5555 Fax:(61-8)9481 1271
E-Mail: gwalia@sog.com.au
www.sog.com.au

MEDIA Release

GWALIA

7 March 2002

GREENBUSHES TANTALUM EXPANSION OPENED

The $70 million second phase expansion of the Greenbushes mine was today (7 March) officially opened by Western Australia's Minister for State Development, the Hon. Clive Brown MLA.

The two year project involves the establishment of an underground tantalum mining operation and expansion of the primary processing facilities at the site, approximately 300 kilometres south of Perth. The underground mine will operate in conjunction with the existing open cut operation. The effect of these developments is to lift the mine's tantalum production capacity to approximately 1.25 million lbs. of Ta_2O_5 per annum.

Sons of Gwalia Executive Chairman Peter Lalor said the expansion project was a great success being completed on time, on budget and with an excellent safety record.

Mr Lalor said the expansion had been supported by contracts from the company's two tantalum customers, Cabot Corporation and HC Starck, who wanted to ensure both a safe source of tantalum and reliable supplies to meet growing demand from the electronics industry.

"We signed major new contracts with our customers that have helped underwrite the cost of this expansion and will ensure the long term future of the Greenbushes mine," said Mr Lalor.

The other main product of the mine is lithium minerals that are used in the manufacturing of heat resistant ceramics and glass.

Sons of Gwalia Ltd
PMB 16 West Perth Western Australia 6872
Tel: (618) 9263 5555 Fax: (618) 9481 1271 Website: www.sog.com.au

"An expanded Greenbushes mine will continue to benefit the regional economy around Bridgetown and Greenbushes, which has already been boosted by the employment and business opportunities that were available during the project's two year construction phase," said Mr Lalor. Mr Lalor also said "The mine will provide permanent employment for approximately 300 people following commissioning of the new plant and would generate exports of approximately US$70 million a year.

Combined with the Company's Wodgina mine, total tantalum exports would be approximately US$130 million per annum.

Sons of Gwalia is the world's largest tantalum producer, supplying over 30% of global demand and controlling 75% of the global defined reserve base at its Greenbushes and Wodgina mines in Western Australia.

The Greenbushes mine is part of Sons of Gwalia's Advanced Minerals division, so-called because it covers those minerals whose rapidly increasing use is being driven by new and emerging technology applications. Tantalum has unique electrical properties and approximately 50% of tantalum produced in the world is used in the electronics industry. One of the main uses is in capacitors that are used in electrical equipment such as mobile phones, computers, pager systems and devices such as playstations.

Sons of Gwalia has, to date, invested approximately $200 million in its tantalum business at Greenbushes and Wodgina.

For more information please contact:

Peter Lalor, Executive Chairman
Mark Cutifani, Managing Director
Tel: +61 8 9263 5555 Fax: +61 8 9481 1271

Greenbushes History and Facts

Mining has taken place at Greenbushes since 1888, making it one of the longest continually operating mining operations in Australia. It started life as a tin mining operation after being the first gazetted mineral field in Western Australia. Tantalum was identified at the site in 1893 but was not mined until 1944 when the Second World War drove demand.

Sons of Gwalia acquired at 100% interest in the Greenbushes mine in 1988.